UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

FREE TRANSLATION

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

Today, at a special board meeting, it was disclosed that The Coca-Cola Company (TCCC) advised its intent to revise the "concentrate price" in Chile.  This price is a percentage rate applied on beverage sales revenues under the franchise agreement.

TCCC intends to increase that concentrate price as of January 1, 2008 in respect of revenues from the incremental sales over the 2007 sales value.  The prevailing concentrate price would thus be applied to the amount of the Andina Chilean franchise's total sales for as much as the equivalent to the 2007 sales revenues.

Since the effect of this potential measure cannot yet be determined nor the way in which it will ultimately be applied, Andina will disclose the outcome of these conversations once the negotiation process has concluded.

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

Santiago, August 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, August 21, 2007